Golden Matrix Group, Inc.

September 17, 2024

VIA EDGAR

Division of Corporate Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington D.C. 20549

Re:	Golden Matrix Group, Inc.
Registration Statement on Form S-3
File No. 333-281839

Acceleration Request

Request Date: Friday, September 20, 2024

Request Time: 4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Golden Matrix Group, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective on Friday, September 20, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes David M. Loev and/or John S. Gillies of The Loev Law Firm, PC, to orally modify or withdraw this request for acceleration. Please contact Mr. Loev at (832) 930-6432, with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,

/s/ Anthony Brian Goodman
Anthony Brian Goodman
President and Chief Executive Officer